SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Norcraft Companies, Inc.

(Name of Subject Company)

Norcraft Companies, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $.01 par value

(Title of Class of Securities)

65557Y105

(CUSIP Number of Class of Securities)

Mark Buller

Chief Executive Officer

Norcraft Companies, Inc.

3020 Denmark Avenue, Suite 100

Eagan, MN 55121

(800) 297-0661

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf ofthe Person(s) Filing Statement)

With copies to:

Daniel S. Evans, Esq.

Carl P. Marcellino, Esq.

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036

(212) 596-9000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates to a tender offer by Fortune Brands Home & Security, Inc., a Delaware corporation (“Parent” or “Fortune Brands”) and Tahiti Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of the Parent (“Purchaser”), to purchase all outstanding shares (“Shares”) of common stock, par value $0.01 per share (the “Common Stock”) of Norcraft Companies, Inc., a Delaware corporation (“Company,” “we,” or “us”), at a price of $25.50 per Share (the “Offer Price”) in cash, without interest, less any applicable withholding taxes. The offer to purchase Shares is being made pursuant to an Offer to Purchase of the Purchaser, dated as of April 14, 2015 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). As discussed below, the Board of Directors of the Company (the “Board”) unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares for purchase pursuant to the Offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address

The name of the subject company to which this Schedule 14D-9 relates is Norcraft Companies, Inc. The Company’s principal executive offices are located at 3020 Denmark Avenue, Suite 100, Eagan, MN 55121. The Company’s telephone number at such address is (800) 297-0661.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (the “Shares”). As of March 30, 2015, (i) 17,311,573 Shares were issued and outstanding, (ii) 1,142,383 Shares were subject to outstanding stock options and (iii) 2,426,167 Shares were issuable subject to exchange agreements relating to the 2,426,167 outstanding limited liability company units of our subsidiary Norcraft Companies LLC (the “LLC Units”).

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

The Company is the filing person. The name, business address and business telephone number of the Company are set forth in Item 1 above and are incorporated herein by reference.

Tender Offer

This Schedule 14D-9 relates to a tender offer by the Purchaser to purchase, subject to certain terms and conditions, all of the outstanding Shares in cash, at a price of $25.50 per share (the “Offer Price”) upon the terms and conditions set forth in the Offer to Purchase, and in the related Letter of Transmittal. The Offer is on the terms and conditions described in the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by Parent and the Purchaser on April 14, 2015. Unless the Offer is extended, it will expire at 11:59 p.m. New York City time on May 11, 2015.

The Offer to Purchase and Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. Parent and Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on April 14, 2015. Subject to the terms and conditions of the Merger Agreement (as defined below) and the Offer, the Offer is initially scheduled to expire at 11:59 p.m. New York City time on May 11, 2015, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The Merger Agreement provides, among other things, that following consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth therein, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”) and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and an indirect wholly-owned subsidiary of Parent. The Merger Agreement contemplates that the Merger will be governed by and effected pursuant to Section 251(h) of the DGCL. At the time that the Merger becomes effective (the “Effective Time”), each issued and outstanding Share, including each Share resulting from the exchange of LLC Units pursuant to the relevant exchange agreements, but excluding (i) Shares held by the Company as treasury stock, held by a subsidiary of the Company or held by Parent or Purchaser (which will be cancelled without consideration) and (ii) Shares held by stockholders of the Company who or which are entitled to demand, and who properly demand, appraisal rights under the DGCL, will be converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. The Merger Agreement provides that, immediately prior to the effective time of the Merger, all unexercised options will be cancelled and converted automatically into the right to receive an amount in cash equal to the excess of the Offer Price over the exercise price without interest for each Share issuable under such option. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. According to the Schedule TO, Parent and Purchaser’s business address is 520 Lake Cook Road, Deerfield, Illinois 60015 and their telephone number is (847) 484-4400.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov.

ITEM 3.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Purchaser and its executive officers, directors or affiliates.

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Compensation Discussion and Analysis,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Party Transactions” in the Definitive Proxy Statement on Schedule 14A dated and filed with the SEC on April 30, 2014, and incorporated by reference in Part III of the Company’s Annual Report on Form 10-K for the year ended December 31, 2014. The Definitive Proxy Statement on Schedule 14A was previously delivered to all stockholders and is available for free on the SEC’s Web site at www.sec.gov.

Merger Agreement

On March 30, 2015, the Company, Parent and Purchaser entered into the Agreement and Plan of Merger (the “Merger Agreement”). The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 12 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser made in the

Company’s public reports filed with the SEC. The Merger Agreement contains representations and warranties made by the Company to Parent and Purchaser and representations and warranties made by Parent and Purchaser to the Company. The purpose of the summary of the Merger Agreement referred to above that is incorporated herein by reference is to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser in the Company’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser. The Company’s stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreement

In connection with the Merger Agreement, each of the following persons who hold Shares, or the right to acquire Shares pursuant to the exchange agreements for exchange of LLC Units, of the Company (the “Supporting Stockholders”) entered into tender and support agreements (the “Tender and Support Agreements”) with Parent and Purchaser:

•	Mark Buller

•	Herb Buller

•	Erna Buller

•	Philip Buller

•	David Buller

•	James Buller

•	SKM Equity Fund III, L.P.

•	SKM Investment Fund

•	Trimaran Fund II, L.L.C.

•	Trimaran Parallel Fund II, L.P.

•	CIBC Employee Private Equity Fund (Trimaran) Partners

•	BTO Trimaran, L.P.

•	Trimaran Capital, L.L.C.

Pursuant to the Tender and Support Agreements, each Supporting Stockholder shall tender Shares it beneficially owns into the Offer promptly and in any event no later than two (2) Business Days prior to the initial expiration date of the Offer. Further, each Supporting Stockholder shall not, and shall cause each of its subsidiaries not to transfer any of its equity interests in the Company, grant any proxy or other power-of-attorney over its equity interests that is, or that is reasonably likely to be, exercised in a manner inconsistent with the transactions contemplated by the Merger Agreement, enter into any voting arrangements with respect to its equity interests or knowingly, directly or indirectly, take any action that would restrict, limit or interfere with the performance of such Supporting Stockholder’s obligations with respect to the transactions as contemplated by the Merger Agreement, in each case subject to limited exceptions. These restrictions also apply with respect to any Shares such Supporting Stockholder may acquire in the future. Each Tender and Support Agreements applies to the Supporting Stockholder solely in the Supporting Stockholder’s capacity as a holder of Shares, LLC Units, Options or other equity interests in the Company and not in the Supporting Stockholder’s capacity as a director, officer or employee of the Company or in such Supporting Stockholder’s capacity as a trustee or fiduciary of any Company benefit plan or trust. On April 13, 2015, Parent, Purchaser and certain entities associated with Trimaran Capital L.L.C. entered into an amended and restated Tender and Support Agreement to correct a clerical error with respect to Schedule I to the original Tender and Support Agreement. Additionally, pursuant to the Tender and Support Agreements, Parent and Purchaser agree to cause the Company to make the payments owing pursuant to the Tax Receivable Termination Agreements as described below.

The Tender and Support Agreements shall terminate immediately, and the power of attorney and proxy set forth shall be revoked, upon the earliest to occur of the following (the date of such termination, the “Termination Date”) (i) termination of the Merger Agreement in accordance with its terms; (ii) the consummation of the Merger; (iii) any change to the terms of the Offer or the Merger without the prior written consent of the Supporting Stockholder that (A) reduces the number of Shares subject to the Offer, (B) reduces the Offer Price, (C) amends, modifies or waives the Minimum Tender Condition (as defined in the Merger Agreement), (D) adds to the Offer Conditions (as described in Section 15—“Conditions to the Offer” of the Offer to Purchase) or amends, modifies or supplements any Offer Condition in any manner adverse to the Supporting Stockholder, (E) terminates, extends or otherwise amends or modifies the expiration date of the Offer other than as required by the Merger Agreement, or (F) changes the form of consideration payable in the Offer; or (iv) the mutual written consent of Parent and Stockholder. Each Supporting Stockholder may withdraw its tendered Shares at any time following the date that (i) the Offer is terminated or withdrawn or expires without the Shares having been accepted for purchase in the Offer or (ii) the Termination Date.

The foregoing summary and description of the Tender and Support Agreements do not purport to be complete and are qualified in their entirety by reference to the Tender and Support Agreements, which are filed as Exhibits (e)(2), (3) and (4) hereto and are incorporated herein by reference.

Confidentiality Agreement

On December 11, 2014, the Company and Parent entered into a letter agreement (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, each party agreed that, subject to certain exceptions, all non-public information regarding the supplying party and its subsidiaries or affiliates furnished to the receiving party or its representatives would, for a period of three years from the date of the Confidentiality Agreement, be used by the receiving party and its representatives solely in connection with its evaluation and/or consummation of a possible transaction between the parties and would be kept confidential except as provided in the Confidentiality Agreement. The Confidentiality Agreement also contains customary standstill and non-solicitation provisions.

The foregoing summary and description do not purport to be complete and are qualified in their entirety by reference to the Confidentiality Agreement which is filed as Exhibit (e)(5) hereto and are incorporated herein by reference.

Exclusivity Agreement

On March 4, 2015, the Company and Parent entered into a letter agreement (the “Exclusivity Agreement”), pursuant to which for the period of time through April 3, 2015, unless earlier terminated (the “Exclusivity

Period”), the Company granted Parent exclusive dealing with respect to a potential transaction with the Company. The Company agreed that, during the Exclusivity Period, neither the Company nor its affiliates or agents would directly or indirectly solicit, respond to, initiate, seek, participate in or otherwise encourage or take any action to facilitate the submission of any expression of interest, inquiry, proposal or offer from any person other than Parent and its affiliates (each, individually, a “Third Party”), relating to any acquisition of, or investment in, the Company or any of its subsidiaries, any merger, consolidation, share exchange or any other business combination, reorganization, recapitalization or similar transaction involving the Company or any acquisition of any securities, indebtedness or a material portion of the assets of, or any joint venture involving a material portion of the assets of, the Company or its subsidiaries (an “Alternative Transaction”), (ii) participate in any negotiations or discussions with, or entertain any proposal or offers from, any Third Party regarding, or furnish any nonpublic information to any Third Party that may be considering, any Alternative Transaction or (iii) provide to any Third Party a draft merger agreement or other definitive documentation with respect to any Alternative Transaction or enter into or consummate the transactions contemplated by any such agreement or documentation. The Company also agreed to promptly notify Parent of any inquiries, offers or proposals received during the Exclusivity Period concerning an Alternative Transaction.

The Exclusivity Agreement terminated upon execution of the Merger Agreement.

The foregoing summary and description do not purport to be complete and are qualified in their entirety by reference to the Exclusivity Agreement which is filed as Exhibit (e)(24) hereto and are incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

The Company’s executive officers and Board members may be deemed to have interests in the transactions contemplated by the Merger Agreement that differ from the interests of the Company’s stockholders generally. These different interests may create potential conflicts of interest between the executive officers or members of the Board and the Company’s stockholders. The Board was aware of these different interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation – Reasons for Recommendation,” in reaching its decision to approve the Merger Agreement and the transactions. The Board recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

For further information about the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please see “Item 8. Additional Information – Golden Parachute Compensation” below, which is incorporated herein by reference, and the section entitled “Employment Agreements and Arrangements Upon Termination or Change of Control” in the Company’s definitive proxy statement filed with the SEC on April 30, 2014 (the “Proxy”).

Tax Receivable Termination Agreements

On March 30, 2015, immediately following the execution of the Merger Agreement, the Company entered into three tax receivable termination agreements (the “Tax Receivable Termination Agreements”) with shareholders of the Company and equityholders of Norcraft Companies LLC that hold rights to payments under tax receivable agreements (the “TRAs”). The TRAs as originally entered into prior to the Company’s initial public offering provide for early termination payments in a change-in-control transaction. The Tax Receivable Termination Agreements provide for the amounts that would be paid if the Merger is consummated in satisfaction of the existing TRAs and confirm the termination of the TRAs upon such payments. The aggregate amount of such payments is $43,558,000 and such payments are payable, pursuant to the TRAs, to persons associated and affiliated with directors Mr. Mark Buller, Mr. Christopher Reilly and Mr. Michael Maselli. On

April 13, 2015, the Company and certain entities associated with Trimaran Capital L.L.C. entered into an amended and restated Tax Receivable Termination Agreement to correct a clerical error to the original agreement.

The foregoing description of the Tax Receivable Termination Agreements is not complete and is qualified in its entirety by reference to the Tax Receivable Termination Agreements, which are attached to this report as Exhibits (e)(8), (e)(10) and (e)(12) and are incorporated herein by reference.

Employment Agreement Amendments

In connection with the signing of the Merger Agreement, the Company has entered into employment agreement amendments with the following executive officers: (i) Mark Buller, (ii) Leigh Ginter, and (iii) Kurt Wanninger, (each employment agreement, as amended, an “Employment Agreement”). The Employment Agreements provide for enhanced severance upon a termination of employment by the Company other than for Cause (as defined in each Employment Agreement) or by the executive officer for Good Reason (as defined in each Employment Agreement) (or in the case of Mr. Buller, for any reason) within twelve (12) months following a Change-in-Control of the Company (as defined in the Employment Agreements) (any such termination, a “Qualifying Termination”). In each case, the enhanced severance would be payable in a lump sum, and in lieu of any other base salary continuation payable under the executive’s preexisting employment agreement. The executive officers would also be eligible for a pro-rated bonus for the year of termination of employment and health and welfare benefits to which they are entitled under their prior-existing employment agreements. Mr. Buller and Mr. Ginter’s Employment Agreements provide for a reduction in cash severance to the extent necessary to reduce the total payments due to each upon a change-in-control to an amount equal to 2.99 times the executive’s “base amount”, as defined in Section 280G(b)(3)(A) of the Internal Revenue Code of 1986, as amended (the “Code”, and such amount, the “Safeharbor Amount”). Mr. Wanninger’s severance amounts are not subject to such a reduction under his Employment Agreements. In the case of Mr. Buller, his Employment Agreement also provides for a waiver of his covenant not to compete with the Company in Canada following a Change-in-Control (as defined in his Employment Agreement) and the termination of his employment.

The Employment Agreements were intended to provide more customary arrangements for severance than such officers had in their preexisting agreements, and to incentivize such officers to remain in their current positions through the consummation of the proposed transaction. In the case of Mr. Buller, the Board authorized the additional change to his covenant not to compete as Mr. Buller had been informed by Parent that he would not be expected to continue as Chief Executive Officer following consummation of the Merger.

The foregoing description of these employment agreement amendments is qualified in its entirety by reference to such agreements, which are attached to this report as Exhibits (e)(15), (17), and (19) and are incorporated herein by reference.

Summary of Payments to Executive Officers and Directors.

The following table sets forth the approximate payments and/or benefits that would be owed to each of the Company’s current executive officers both in connection with the Merger and upon a Qualifying Termination following the Merger, and to any director who will receive compensation as a result of the Merger or termination following the Merger, assuming that (i) the Offer is completed at the Offer Price and the Effective Time occurs on May 12, 2015, (ii) with respect to any options (the “Options”) held by an executive officer or director, immediately prior to the Effective Time with an exercise price less than the Offer Price, whether vested or unvested, each such executive officer or director receives an amount equal to (x) the total number of Shares subject to such Options immediately prior to the Effective Time, multiplied by (y) the excess of the Offer Price over the exercise price per Share subject to such Option (the “Option Consideration”), (iii) each executive officer receives the maximum payments under the applicable Employment Agreement (subject to the reduction in Mr. Buller’s severance, as described below), (iv) each executive officer’s termination of employment takes place on May 12, 2015 and (v) all equity awards that were outstanding as of March 30, 2015 remain outstanding until the Merger.

Name	Benefit Type	Payment Upon the Effective Time ($)	Payment Upon a Qualifying Termination ($)
Mark Buller	Cash Severance (1) (2)	—	1,206,726
	Health and Welfare Benefits (3)	—	22,939
	Option Consideration for all Options (4)	3,855,879	—
	TOTAL	3,855,879	1,229,665
Leigh Ginter	Cash Severance (1) (2)	—	628,271
	Health and Welfare Benefits (3)	—	15,311
	Option Consideration for all Options (4)	1,927,940	—
	TOTAL	1,927,940	643,582
Kurt Wanninger	Cash Severance (1)	—	817,036
	Health and Welfare Benefits (3)	—	15,311
	Option Consideration for all Options (4)	1,253,164	—
	TOTAL	1,253,164	832,347
Harvey Wagner	Option Consideration for all Options (4)	30,534	—
	TOTAL	30,534	—
Ira Zecher	Option Consideration for all Options (4)	62,111	—
	TOTAL	62,111	—
Edward Kennedy	Option Consideration for all Options (4)	45,631	—
	TOTAL	45,631	—

(1)	Represents the value of the cash severance payments payable pursuant to the executive officer’s Employment Agreement, as outlined and described above and in “Item 8. Additional Information – Golden Parachute Compensation” below and the section entitled “Employment Agreements and Arrangements Upon Termination or Change of Control” in the Proxy.
(2)	Mr. Buller’s amounts reflect a reduction in cash severance so that the total payments due to the executive upon a change-in-control would equal the executive’s Safeharbor Amount. Severance amounts for Mr. Ginter do not reflect any reduction because such severance amounts expected to be received in connection with the transactions contemplated by the Merger Agreement are not in excess of the Safeharbor Amount.
(3)	Represents the estimated present cash value of the health and welfare payments payable pursuant to the executive officer’s Employment Agreement as outlined and described above and in “Item 8. Additional Information – Golden Parachute Compensation” below, and the section entitled “Employment Agreements and Arrangements Upon Termination or Change of Control” in the Proxy.

(4)	Except as otherwise agreed to by any holder of an Option and Parent, Options, whether vested or unvested, will be cancelled in connection with the Merger in exchange for a cash payment. The values above assume that none of the individual’s Options are assumed and that the individual receives the Option Consideration in exchange for all of his Options.

Indemnification; Directors’ and Officers’ Insurance.

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its certificate of incorporation, as amended and restated (the “Charter”), and its bylaws, as amended and restated (the “Bylaws”), provisions to eliminate the personal liability of its directors and officers for monetary damages to the fullest extent under the DGCL, subject to specified limitations. The Company also has entered into indemnity agreements with each of its directors and executive officers, the form of which is filed as Exhibit (e)(25) hereto and herein incorporated by reference.

The Merger Agreement provides for certain indemnification and insurance rights in favor of the Company’s current and former directors or officers, who we refer to as “indemnified persons.” Specifically, all rights to exculpation, indemnification advance and reimbursement of expenses provided to the indemnified persons, under the Charter, the Bylaws or other indemnification agreements, with respect to acts or omissions occurring at or before to the Effective Time, will continue in full force and effect for at least six years following the Effective Time. Additionally, the Merger Agreement calls for the Company to purchase “tail” policy insurance for non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Board

At a meeting held on March 29, 2015, the Board, among other things, unanimously:

•	authorized the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby;

•	determined that the terms of the Merger Agreement, the Offer, the Merger and the transactions contemplated thereby are fair to and in the best interests of the Company’s stockholders;

•	approved and declared advisable the Merger and the Offer and the other transactions contemplated by the Merger Agreement;

•	authorized and adopted the Merger Agreement pursuant to 251(h) of the DGCL; and

•	recommended that the stockholders accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement and approve the Merger.

Accordingly, for the reasons described in more detail below, the Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A copy of a press release of the Company, dated March 30, 2015, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(5)(B) to this Schedule 14D-9 and is incorporated herein by reference. A copy of the letter from the Company to stockholders, dated April 14, 2015, is filed as Exhibit (a)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Recommendation

Background of the Offer

As part of its ongoing evaluation of the Company’s business, the Board, together with the Company’s senior management, continually reviews and assesses opportunities to increase stockholder value.

On October 20, 2014, representatives of RBC Capital Markets, LLC (“RBC”), Parent’s financial advisor, contacted Mark Buller, Chairman and Chief Executive Officer of the Company, via telephone on behalf of Parent to inform him of Parent’s interest in a potential acquisition of the Company and invited him to an in-person meeting with Chris Klein, Chief Executive Officer of Parent, to discuss a potential acquisition.

On October 23, 2014, Messrs. Klein and Buller met at the offices of Parent in Deerfield, Illinois to discuss a potential acquisition. This discussion included the reasons for Parent’s interest in the Company and how the integration of the Company into Parent might be achieved. Although Mr. Buller communicated to Mr. Klein that the Company was not for sale, Mr. Buller indicated that he would discuss any such proposal with the Company’s Board. At the conclusion of the meeting, Mr. Klein presented to Mr. Buller a written non-binding indication of interest outlining a proposal by Parent to acquire all outstanding Shares of the Company at a price of $22.00 per Share in cash. The written proposal further indicated Parent’s intent to assume 100% of the Company’s obligations under the Tax Receivables Agreements (“TRAs”) between the Company and certain of its stockholders and holders of LLC Units, which obligations included an early termination payment as a result of any such proposed transaction. The written proposal indicated an expiration date of November 21, 2014. Parent offered to enter into a confidentiality agreement with respect to the proposed transaction.

From October 23, 2014 through November 4, 2014, during a series of phone calls and emails, Mr. Buller informed the members of the Board about the proposal. The Company, including various members of the Board, engaged in conversations with Citigroup Global Markets Inc. (“Citi”) and Ropes & Gray LLP (“Ropes & Gray”) to discuss their potential representation as the Company’s financial and legal advisors, respectively, to assist in the consideration of a proposed transaction. The Company engaged Pricewaterhouse Coopers (“PwC”) to provide an assessment of the Company’s contractual obligations under the TRAs.

On October 27, 2014, Mr. Buller contacted a representative of RBC via telephone to inform him that he appreciated Parent’s interest in the Company and that he had a positive meeting with Mr. Klein. Mr. Buller further informed RBC that the Company’s Board would be meeting in the near future and would consider Parent’s proposal at such meeting.

On October 28, 2014, Mr. Buller contacted Mr. Klein via telephone to discuss the proposed transaction. This discussion covered Parent’s future plans for the combined companies and the integration of the Company’s business and employees into Parent. Mr. Buller also informed Mr. Klein that the Company was evaluating Parent’s proposal and would discuss the proposal at a Board meeting during the week of November 3, 2014.

On November 4, 2014, the Board convened telephonically to review Parent’s October 23, 2014 proposal and discuss the events of the proposed transaction to date. At that meeting, Mr. Buller summarized his prior discussions with Parent and RBC. The Board reviewed the proposal presented to Mr. Buller on October 23, 2014. At that meeting, representatives from Ropes & Gray advised the Board as to its fiduciary duties to stockholders, and how those duties are impacted by the consideration of a proposed transaction. The Board discussed the possible retention of Citi, an investment bank with significant experience in the building products industry and good working relationship with the Company, as financial advisor to assist the Board in consideration of a proposed transaction.

On November 8, 2014, the Board convened telephonically. Mr. Reilly summarized for the Board his prior discussions with Citi as to its retention, including the various fees proposed for its engagement. The Board reviewed its prior considerations in selecting Citi and authorized Mr. Reilly to negotiate and execute an engagement letter with Citi containing transaction fees and an opinion fee as discussed at such meeting. The

Board also determined that Messrs. Buller, Reilly as well as Mr. Leigh Ginter, Chief Financial Officer of the Company, would discuss with Citi strategy and a potential response to Parent’s October 23, 2014 proposal. The Board discussed the fact that Citi would likely need time to begin its work, and the Board would need additional time to adequately review Parent’s indication of interest.

On November 13, 2014, Mr. Buller communicated an initial response to Parent’s CEO, Chris Klein. Mr. Buller noted for Mr. Klein that the Board and management had confidence in the standalone prospects of the Company and the ability to continue to deliver value to stockholders. However, he also noted that the Board was aware of its fiduciary duties and intended to fully evaluate Parent’s indication of interest. In order to give that indication of interest proper consideration, Mr. Buller explained that it would be unlikely that the Company would be able to respond to Parent’s indication of interest before the indicated expiration deadline of November 21, 2014, but that a formal response would be communicated once the Board had appropriate time to thoughtfully consider the proposal. Mr. Buller followed up the initial communication with an email response on the same date.

On November 19, 2014 and November 24, 2014, members of the Company’s senior management and Citi met at the Company’s offices in Eagan, Minnesota, and subsequently had a conference call to review and discuss the Company’s long-term business plans and financial projections to assist the Board in evaluating any potential transaction.

On November 25, 2014, the Board convened telephonically and adopted the Company’s long-term business plans (Base Case and Upside Case) as developed and presented by senior management at that meeting.

On December 3, 2014, the Board convened telephonically and Citi presented analysis it had conducted on the Company’s strategic alternatives, including remaining an independent public company, a possible sale of the Company, and other potential acquisition and merger opportunities. The Board discussed these strategic alternatives. At this meeting, the Board determined that Parent’s proposal of $22.00 per Share was inadequate. The Board considered whether to terminate discussions with Parent at that time, but instead determined that Parent should be invited to execute a confidentiality agreement and conduct diligence on the Company. The Board believed that with such diligence, Parent might be in a position to make a proposal that the Board might be willing to consider.

On December 5, 2014, at the Board’s direction, Mr. Buller called Mr. Klein and stated that (1) the Board had engaged advisors to assist the Board in thoroughly reviewing and evaluating the indication of interest and (2) the Board had concluded that the indication of interest was inadequate, and if Parent were interested in significantly increasing the price per Share in its indication of interest, the Company would be prepared to share certain information, under a confidentiality agreement with an appropriate standstill, in order to assist Parent in understanding the Company’s prospects, upside potential and intrinsic value.

On December 8, 2014, Mr. Buller contacted Mr. Klein via email and provided him with an initial draft of a confidentiality agreement. The parties agreed that, following the negotiation and execution of the confidentiality agreement, representatives of Citi would contact representatives of RBC to discuss the proposed transaction.

During the week of December 8, 2014, the Company and Parent negotiated the terms of the confidentiality agreement and executed the confidentiality agreement on December 11, 2014. The confidentiality agreement included a one-year standstill period and a non-solicitation agreement as to certain key employees of the Company.

During the remainder of December 2014, as instructed by their clients, representatives of Citi and RBC discussed the general terms of the proposed transaction.

On January 7, 2015, management of the Company, including Messrs. Buller and Ginter and Mr. Marty Van Doren, as well as, representatives of Citi, met with management of Parent, including, among others, Mr. Klein, Mr. Chuck Elias, Senior Vice President of Strategy of Parent, and Mr. David M. Randich, President, MasterBrand Cabinets, Inc., a subsidiary of Parent, and representatives of RBC, at Mr. Buller’s home in Winnipeg, Canada to discuss the proposed transaction. This discussion included general information about transaction structure and timing, information about the Company and its financial projections, and integration of the Company into Parent. Mr. Klein also discussed with Mr. Buller his opportunities with respect to the business in the post-closing period.

On January 14, 2015, PwC presented its analysis regarding the TRAs to representatives of Parent and RBC via conference call. This analysis also included a discussion of the proposed tax benefits that would be provided to an acquiror as a result of its acquisition of the Company, including the proposed step-up in basis in the Company’s assets of the Company that would be received through the acquisition of the outstanding LLC Units.

On January 15, 2015, Mr. Klein contacted Mr. Buller via email noting that Parent was in the process of analyzing with its tax advisors the Company’s obligations under the TRAs following a proposed transaction. Mr. Klein noted that Parent would need additional information about the TRAs to specifically calculate the full payment obligations under such agreements resulting from a proposed transaction.

On or about January 15, 2015, upon closing of the Company’s preliminary year-end books, Mr. Ginter shared with Citi the Company’s sales and EBITDA figures for the fourth quarter of the 2014 fiscal year. Results were above expectations given higher than expected unit sales and better than expected deliveries during the end of December.

On January 27, 2015, Mr. Klein delivered to Mr. Buller a revised written indication of interest with a proposed transaction price of $25.00 per Share. As instructed, representatives of RBC and Citi continued to discuss financial aspects of the proposed transaction, including information regarding payments under the TRAs.

On January 30, 2015, the Company signed a formal engagement letter with Citi. Citi updated its analysis to reflect Parent’s revised proposal of $25.00 per Share and the Company’s final 2014 financial results.

On February 2, 2015, the Board met to review Parent’s revised proposal. At the meeting, the Board received an update as to the status of discussions with Parent. Citi provided its revised analysis to the Company’s Board of Directors. The Board also reviewed proposed tax benefits that would transfer to Parent as a result of the proposed transaction, including the proposed step-up in basis in the assets of the Company that would be received through the acquisition of the outstanding LLC Units. The Board did not believe that Parent’s increased proposal fully recognized the value of these benefits, together with the Company’s current growth prospects. However, the Board believed that a transaction with Parent could potentially create more value for stockholders if at an appropriate valuation than if the Company continued independently to execute on its strategic plan. Accordingly, the Board authorized Mr. Buller and Mr. Reilly to continue to engage in discussions with Parent to confirm if Parent was willing to further increase its proposal.

On February 3, 2015, Mr. Buller contacted Mr. Klein via telephone to discuss the proposed transaction, including the proposed purchase price. Mr. Buller informed Mr. Klein that the Company did not consider the $25.00 per Share proposed purchase price sufficient and encouraged Parent to increase the proposed purchase price. Mr. Buller reviewed with Mr. Klein the Company’s preliminary 2014 financial results, and 2015 outlook, and noted that Citi and RBC should follow up to more specifically discuss such results. Mr. Klein noted that while Parent would consider revising its proposal, it was unlikely that the proposed price would increase significantly higher than $25.00 per Share.

On February 5, 2015, to facilitate a revised proposal from Parent, Citi shared updated materials with RBC which materials included the Company’s preliminary financial results for the fourth quarter of the 2014 fiscal year and a brief discussion by management of its increased confidence in the outlook for 2015.

On February 8, 2015, Mr. Reilly and Mr. Klein spoke via telephone about Parent’s proposed purchase price. Mr. Reilly indicated that $25.00 per Share was still insufficient. Mr. Klein indicated that Parent might be able to increase its proposed purchase price modestly.

On February 9, 2015, members of the Board’s compensation committee, including Harvey Wagner and Mr. Reilly, met with Ropes & Gray to discuss the current severance arrangements with senior management. Mr. Wagner noted that such arrangements were outdated, and below market, and expressed concern if such arrangements were not increased, the Company’s senior management would not be appropriately incentivized to remain with the business through a possible strategic transaction. It was determined that the Company should explore with its outside compensation consultants customary severance arrangements in light of a possible strategic transaction.

On February 10, 2015, Mr. Klein contacted Mr. Buller via email, and delivered a revised proposed purchase price of $25.50 per Share. The revised proposal indicated that such amount should be considered the highest price that Parent would be able to offer the Company’s stockholders, and should be treated as Parent’s best and final offer.

On February 12, 2015, the Board convened telephonically. At the meeting, the Board received an update as to the status of discussions with Parent. The Board reviewed Parent’s revised proposal. Citi provided an analysis of the revised proposal, including how it compared to Parent’s prior proposals. Citi also reviewed with the Board current analysts’ perspectives on the Company and provided a preliminary valuation summary based on management’s projected performance of the Company. After deliberation, the consensus of the Board was that, on a risk-adjusted basis and given the then-current economic conditions, a merger with Parent at $25.50 per Share could deliver increased value to stockholders than continuing to execute on the Company’s strategic plan on a standalone basis. The Board believed, however, that additional negotiations were required to confirm whether Parent’s proposal was in fact its best and final offer. In addition, the Board discussed that any transaction with Parent should involve some additional market check through a negotiated “go-shop” provision. Finally, the Board discussed that it was in the Company’s interest to have Parent confirm that it would satisfy the Company’s TRA payment obligations in full at closing. The Board authorized Mr. Buller and Mr. Reilly to work with Citi to convey a response to Parent that reflected this discussion.

On February 13, 2015, Mr. Buller and Mr. Reilly contacted Mr. Klein via telephone to request an increase in Parent’s proposed purchase price. On the call, it was noted that the Company was prepared to move expeditiously and enter into an exclusivity agreement while Parent conducted any confirmatory due diligence. Mr. Klein responded that Parent would consult with its advisors in response to this request. Following the call on February 13, 2015, and at the request of the Company and Parent, representatives of Citi and RBC also discussed the proposed transaction.

On February 17, 2015, on behalf of Parent, representatives of RBC communicated to representatives of Citi that Parent was firm on its proposed $25.50 per Share purchase price.

From February 17, 2015 through February 22, 2015, representatives of the Board, including Mr. Buller and Mr. Reilly, held discussions with Citi, Ropes & Gray and PwC to prepare an appropriate response to Parent’s proposal.

On February 21, 2015 and February 22, 2015, representatives of Citi, on behalf of the Company, communicated to representatives of RBC that the Company was prepared to proceed with Parent’s $25.50 per Share proposal, subject to certain items to be agreed upon, including the negotiation of a merger agreement over the ensuing 30 days while Parent completed its due diligence, inclusion of a 45-day post-closing go-shop right for the Company, confirmation that Parent would not object to enhanced severance for senior management following a transaction and confirmation that TRA payment obligations would be satisfied in full at closing.

On February 23, 2015, Mr. Klein delivered to Mr. Buller a revised written indication of interest with a $25.50 per Share purchase price and a proposed 25-day go-shop period that would be limited to certain identified potential purchasers, with a $15 million termination fee if a superior proposal were reached with a party that provided a bid during the go-shop period and a $25 million termination fee in the event of a superior proposal from any other party. The letter also indicated the need for Parent to complete its due diligence, including with respect to the items outlined in the Company’s latest proposal, and requested that the Company enter into a 30-day exclusivity agreement with Parent while the parties continued to work towards a negotiated transaction.

On February 26, 2015, the Board convened telephonically to review Parent’s revised proposal. Each of Citi and Ropes & Gray reviewed the proposed go-shop period length and other limitations, as well as the proposed break-up fee amounts, relative to market precedent. The Board determined that Parent’s proposal was too limited, and would not provide the Board with adequate flexibility or time to conduct a full market check. The Board also believed that the break-up fee amounts proposed by Parent were too high. Citi informed the Board that a full market check for the Company could occur within 30-35 days. Accordingly, the consensus of the Board was that its go-shop period should be at least 35 days, and that the Company should not be limited in contacting any potential purchaser during such period. At this meeting, the Board also received an update as to the analysis conducted by the Company’s compensation consultant with respect to the current severance arrangements. Mr. Reilly and Mr. Wagner explained that senior managements’s current severance arrangements were outdated and inconsistent with a public company program. Mr. Reilly and Mr. Wagner expressed that improvement in these severance arrangements would be necessary to ensure the retention of the management team as the Company considered a possible sale. The Board determined that the Company should proceed with documenting such enhanced severance arrangements based on the analysis provided at the meeting. The Board authorized Citi to contact RBC and convey the Board’s view as to the length and breadth of the go-shop period and appropriate break-up fee amounts. The Board further authorized Citi to inform Parent of the enhanced severance amounts for senior management.

On February 27, 2015, Parent’s legal counsel, Kirkland & Ellis LLP (“Kirkland”), contacted the Company’s legal counsel, Ropes & Gray, to discuss the terms of Parent’s February 23, 2015 proposal and the response that had been conveyed by Citi. Ropes & Gray and Kirkland continued to discuss the structure of the proposed transaction through February 28, 2015, including the parameters of the go-shop right for the Company, the proposed break-up fee amounts and the exclusivity agreement.

On February 28, 2015, Kirkland conveyed to Ropes & Gray that Parent would agree to a 35-day go-shop with no restrictions on parties that the Company or its advisors could contact, a $10 million break-up fee in the event of a termination resulting from a superior proposal from a party that first bid on the Company during the go-shop period and a $20 million break-up fee in other circumstances. Kirkland also delivered a draft exclusivity agreement at that time.

In early March, Parent and its advisors were given access to an electronic dataroom and continued conducting due diligence on the Company.

On March 4, 2015, the Company and Parent entered into an exclusivity agreement, which provided Parent with 30 days for exclusive negotiations of a proposed transaction with the Company. It also provided that for exclusivity to continue, Parent would have to reconfirm its interest in pursuing the transaction prior to March 19, 2015.

On March 6, 2015, Mr. Klein contacted Mr. Buller via email to discuss the timing and process for the proposed transaction.

On March 7, 2015, Ropes & Gray delivered a preliminary draft of the Merger Agreement to Kirkland. The draft Merger Agreement reflected the terms discussed previously by the parties, and included a strong covenant by Parent to seek to close the transaction notwithstanding the review of the transaction by any governmental authorities.

On March 11, 2015, Mr. Klein contacted Mr. Buller via email with an agenda for an in-person meeting.

On March 12, 2015, representatives of Citi contacted Mr. Klein and discussed the status and timing of the proposed transaction.

On March 13, 2015, there was an in-person meeting with Messrs. Buller, Ginter, Tanquist, and Randich in Minneapolis, Minnesota at which representatives of Parent received a management presentation. The discussion included integration and due diligence matters with respect to the proposed transaction. Also on March 13, 2015, Kirkland delivered a revised draft of the Merger Agreement to Ropes & Gray. The revised draft included a more limited covenant regarding review by government authorities, and a provision that would limit the Company’s ability to negotiate with bidders identified during the go-shop period after the initial expiration of Parent’s proposed tender offer, notwithstanding whether the tender offer closed at such time. During the subsequent week, Ropes & Gray and Kirkland continued to negotiate the terms of the Merger Agreement.

On March 14, 2015, Mr. Klein and Mr. Buller spoke via telephone to discuss matters relating to Mr. Buller’s proposed Support Agreement.

On March 17, 2015, Mr. Klein contacted Mr. Buller via telephone to finalize a schedule for an in-person meeting between the management teams of the Company and Parent to discuss the proposed transaction and integration. Also on March 17, 2015, Kirkland delivered to Ropes & Gray a preliminary draft of the form of Support Agreement. As contemplated by the exclusivity agreement, Parent also confirmed on March 17, 2015 its continued interest in pursuing the proposed transaction.

On March 18, 2015, members of management of Parent, including Messrs. Klein and Randich and Jason Baab, Vice President, Corporate Development M&A, and representatives of RBC met with members of management of the Company, including Messrs. Buller and Ginter and John Swedeen, President of Starmark, Simon Solomon, President of Ultracraft, Kurt Wanninger, President of Mid Continent, and Eric Tanquist, Vice President of Finance and Administration for the Company and representatives of Citi to discuss the proposed transaction, including due diligence matters, transaction timing, and integration issues.

On March 19, 2015, the Board convened to review the status of the transaction documents and negotiations. Ropes & Gray reviewed for the Board the current draft of the Merger Agreement. The Board discussed that the Merger Agreement should include a strong covenant with respect to any review by governmental authorities, and that it would not agree to cease discussions with go-shop bidders after the initial expiration of Parent’s proposed tender offer unless the tender offer closed on such date. The Board also reviewed the proposed terms of the Support Agreements and the TRA termination agreements and the status of the negotiation of those agreements with the respective stockholders, including with Mr. Buller and stockholders affiliated with Mr. Buller, Mr. Reilly and Mr. Maselli. The Board received an update from Mr. Buller on his discussion with Mr. Klein regarding his opportunities with respect to the business in the post-closing period.

On March 20, 2015, Ropes & Gray delivered to Kirkland a revised draft of the Merger Agreement reflecting the Board’s position and, on March 22, 2015, Ropes & Gray delivered to Kirkland drafts of the other transaction documents. On March 23, 2015, Kirkland delivered a revised draft of the Merger Agreement to Ropes & Gray. During the week of March 23, 2015, the Company and Parent, and their respective advisors at Ropes & Gray and Kirkland, continued to negotiate the terms of the Merger Agreement and the other transaction agreements, including provisions related to the proposed cut-off date for discussions with go-shop bidders and the covenant regarding review of the transaction by governmental authorities.

During the week of March 23, 2015, parties from the Company, Parent, Ropes & Gray, Kirkland, Citi and RBC continued to negotiate the terms of the Merger Agreement.

On March 24, 2015, the Board convened telephonically to review the status of the negotiations and the current draft of the Merger Agreement. Mr. Buller did not attend the meeting. At the meeting, the Board discussed the severance arrangements for Mr. Buller and other members of senior management in light of conversations with Parent regarding its anticipated expectations for management following consummation of the proposed transaction. The Board was also updated as to the status of the negotiation of the Support Agreements and TRA termination agreements with the respective stockholders and LLC Unit holders, including Mr. Buller and stockholders and LLC Unit holders affiliated with Mr. Buller, Mr. Reilly and Mr. Maselli.

On March 25, 2015, Mr. Klein contacted Mr. Buller via telephone to discuss the details of the proposed transaction, including the provisions of the TRA termination agreements and the Support Agreements.

On March 26, 2015, Ropes & Gray delivered to Kirkland a revised draft of the Merger Agreement that reflected the Board’s view on the open items.

On March 27, 2015, the Board convened telephonically to receive an update on the status of the Merger Agreement and the various related transactions, including the status of the negotiation of the Support Agreements, TRA termination agreements and severance agreements with management. Representatives of Ropes & Gray provided a review of the terms of the proposed agreements and the process for completion of the transaction. The Board determined it would be important to maintain a strong covenant regarding governmental approvals in the Merger Agreement. That day, Parent, the Company and certain parties to the TRAs confirmed payments that would be made in respect of the Company’s obligations pursuant to the TRAs.

Following the Company’s Board meeting, on March 27, 2015, Ropes & Gray and Kirkland discussed the draft of the Merger Agreement, and remaining open items. Later that evening, Kirkland sent Ropes & Gray a revised Merger Agreement that included revised language for the governmental approvals covenant.

On March 28, 2015, the Board convened telephonically to review final open items of the proposed transaction documents. In connection with the Board’s review of the revised Merger Agreement, the Board reviewed with Citi and Ropes & Gray available market information to inform its understanding of the proposed governmental approvals covenant. The consensus of the Board was that, with certain clarifications, the proposed covenant should be acceptable. Citibank also outlined its initial fairness analysis.

Following the Board meeting, Ropes & Gray discussed with Kirkland certain revisions to Parent’s proposed Merger Agreement. Subsequently, Ropes & Gray sent Kirkland a revised Merger Agreement, including such revisions. Both firms then discussed final changes and confirmed the Merger Agreement was in final form, subject to client review and approval. Mr. Klein contacted Mr. Buller to confirm finalization of the Merger Agreement, the severance agreements for certain Company employees, the Support Agreements and the TRA termination agreements.

On March 29, 2015, the Board convened telephonically. Representatives from Ropes & Gray reviewed the final proposed terms of the Merger Agreement. Representatives of Citi reviewed with the Board the terms of the proposed transaction from a financial point of view. Following this presentation, representatives of Citi delivered to the Board its oral opinion, subsequently confirmed in writing, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its written opinion, the aggregate consideration to be paid to the stockholders of the Company (other than those receiving TRA termination payments) was fair, from a financial point of view, to such holders. After careful consideration and discussion, the Board unanimously adopted resolutions: (i) approving and declaring that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are fair to and in the best interests of the Company and its stockholders; (ii) approving and declaring the advisability of the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger); (iii) recommending that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer; and (iv) authorizing that the Merger be governed by Section 251(h) of the DGCL, if applicable. The Board also approved final forms of the TRA termination agreements and various enhanced severance agreements with members of senior management.

On March 29, 2015, the Company and Parent, and their respective advisors at Ropes & Gray and Kirkland, finalized the transaction agreements and various deliverables required prior to execution.

Before the opening of trading on the NYSE on March 30, 2015, the parties executed the Merger Agreement and other transaction agreements, and each of the parties issued a press release announcing the signing of the Merger Agreement. Also on March 30, 2015, the Company’s 35-day go-shop period commenced.

Reasons for the Recommendation

In evaluating the Offer and the Merger, the Board consulted with the Company’s senior management, legal counsel and financial advisors. In reaching its decision to approve the terms of the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and recommend that the stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered a number of factors, including the following:

•	Offer Price.

The Board considered the fact that the Offer Price represents a premium of approximately 19.4% over the Company’s volume weighted average share price during the 60 days ended March 27, 2015. The Board believes that it had obtained Parent’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per Share consideration reasonably obtainable.

•	Operating and Financial Condition; Prospects of the Company.

The Board weighed the certainty of realizing a compelling value for the Shares in the Offer and the Merger with the likelihood of executing and achieving the Company’s short- and long-term business and financial plans, the competitive and cyclical nature of the industry in which the Company operates and the general risks of market conditions that could reduce the Company’s Share price, including the risk factors set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 31, 2015.

•	Strategic Alternatives.

The Board considered potential alternatives to the acquisition of the Company by Parent, including the possibility that the Company would remain an independent public company, the potential benefits to the Company’s stockholders of these alternatives and the timing and likelihood of accomplishing the goals of such alternatives, as well as the Board’s belief that the Offer Price obtained was the highest that was reasonably attainable and that none of these alternatives was reasonably likely to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks.

•	Cash Consideration; Certainty of Value.

The Board considered the fact that the Offer Price will be paid in cash, providing certainty, immediate value and liquidity to holders of Shares while avoiding potential long-term business risk.

•	Terms of the Merger Agreement.

The Board considered the robust arm’s-length negotiations between the Company, Parent and their respective advisers, resulting in a number of changes favorable to the Company in the terms and conditions of the Merger Agreement from Parent’s initial position in the draft it proposed on March 13, 2015. These arm’s-length negotiations led to the Board’s belief that the Merger Agreement contained the most favorable terms to the Company to which Parent was willing to agree. The Board also concluded that the terms of the Merger Agreement would not prevent interested third parties from making a superior competing proposal to acquire the Company. Terms of the Merger Agreement supporting the Board’s belief include:

Ability to Solicit Offers During the “Go-Shop” – During the period beginning on the date of the Merger Agreement and ending at 11:59 p.m. on May 4, 2015, the Company may, upon the terms and subject to the conditions in the Merger Agreement, initiate, solicit, encourage and facilitate any inquiry, discussion, offer or request from third parties, and provide non-public information to and engage in discussions or negotiations with third parties with respect to alternative acquisition proposals.

Ability to Respond to Certain Unsolicited Acquisition Proposals – The Merger Agreement permits the Board, in furtherance of the exercise of its fiduciary duties under Delaware law, to engage in negotiations or discussions with any third party that has made a bona fide, unsolicited and written acquisition proposal not involving a breach of the Merger Agreement if the Board determines in good faith (after consultation with its financial and legal advisors) such acquisition proposal either constitutes or is reasonably expected to lead to a Superior Proposal (as defined in the Merger Agreement) and, among other conditions, the Board determines in good faith (after consultation with legal counsel) that failure to take such action would be inconsistent with the directors’ fiduciary duties.

Change of Recommendation – In the event the Company receives a Superior Proposal (as defined in the Merger Agreement), the Board has the right, prior to the purchase of Shares pursuant to the Offer, to withhold, withdraw, amend or modify in a manner adverse to Parent, its approval or recommendation to its stockholders of the Offer or declaration of advisability of the Merger Agreement, the Offer, or the merger, subject to compliance with the “match right” procedures set forth in the Merger Agreement

Fiduciary Termination Right – The Board may terminate the Merger Agreement to accept a Superior Proposal if (i) the Company has complied with the “match right” procedures in the Merger Agreement and (ii) concurrently with such termination, the Company pays to Parent a termination fee of $10 million for Superior Proposals resulting from a competing offer received during the Go-Shop Period and for which definitive documentation is entered into on or before May 29, 2015. If an alternate acquisition agreement is entered into under any other circumstances or after May 29, 2015, the termination fee is $20 million.

Conditions to Consummation of the Offer and the Merger; Likelihood of Closing – Purchaser’s obligations to purchase (and Parent’s obligation to cause Purchaser to purchase) Shares in the Offer and to close the Merger are subject to limited conditions, and the Offer and the Merger are reasonably likely to be consummated.

Timing of Completion – The anticipated timing of the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the transaction’s structure as a cash tender offer for all outstanding Shares, which should allow holders of Shares to receive the Offer

Price in a relatively short timeframe, followed by the Merger in which holders of Shares (other than cancelled shares and dissenting shares) will receive the same consideration as received by those holders of Shares who tender their Shares in the Offer, and the fact that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

Extension of Offer Period – The Company may cause the Purchaser to extend the offer for one or more periods until termination of the Merger agreement, if at any then scheduled expiration of the Offer any condition to the Offer has not been satisfied or waived.

No Financing Condition – Parent and Purchaser represented their obligations under the Merger Agreement are not subject to any conditions regarding their ability to obtain financing for the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

•	Opinion of Financial Advisor.

The Company’s Board considered the financial analysis and presentation of Citigroup Global Markets Inc. (“Citi”). The Board also considered the oral opinion of Citi rendered to the Board on March 29, 2015 and subsequently confirmed in writing in the opinion, dated March 30, 2015, that, as of that date and based upon and subject to the assumptions, procedures followed, matters considered and limitations and qualifications set forth in Citi’s written opinion, the consideration to be received by the Company’s stockholders (other than the stockholders party to the TRAs) pursuant to the Offer and the Merger was fair to such stockholders from a financial point of view, as more fully described in the section below entitled “Opinion of the Company’s Financial Advisor.” The full text of Citi’s written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached hereto as Annex I. You are urged to read the opinion in its entirety.

•	Appraisal Rights.

The Company’s Board considered the availability of statutory appraisal rights to holders of Shares who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL. For more information, please see “Item 8. Additional Information – Appraisal Rights” below.

The Board also considered a number of risks and potentially negative factors in its deliberations concerning the Offer and the Merger, including the following:

•	The Company is limited in its pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Parent.

•	The Merger Agreement precludes the Company from actively soliciting alternative transaction proposals after expiration of the “go-shop” period at 11:59 pm on May 4, 2015. Pursuant to the Merger Agreement, Parent is also entitled to a “match right” with respect to alternative transaction proposals.

•	The Offer, the Merger and the other transactions contemplated by the Merger Agreement might not be consummated. If the Offer, the Merger and the other transactions contemplated by the Merger Agreement are not consummated, the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, the Company will have incurred significant transaction costs and the Company’s relationships with its partners, suppliers, employees and other third parties may be adversely affected.

•	Termination fees that may become payable by the Company to Parent in certain situations.

•	The possibility that certain of the Company’s directors and officers may have interests in the Merger that may be different from those of other stockholders.

•	The public announcement of the Merger Agreement may adversely affect the Company, including the Company’s operating results and Share price (including potential short-term volatility) and the Company’s ability to attract and retain key management and personnel.

•	The timing for completing the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

•	The likelihood of litigation as a result of entering into the Merger Agreement.

•	Delay or failure to obtain any necessary governmental approvals or clearance, including with respect to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended may impact the certainty of consummating the transactions contemplated by the Merger Agreement due to certain closing conditions remaining unsatisfied.

•	Consideration to be received by the holders of Shares in the transaction will be taxable to the holders of Shares for federal income tax purposes.

•	The Board also considered arrangements described above in “Item 3 – Past Contracts, transactions, Negotiations and Agreements”, which is incorporated herein by reference.

This discussion of information and factors considered by the Board is intended to be illustrative and not intended to be an exhaustive list of the factors considered by the Board. In view of the wide variety of factors considered, the Board did not find it practicable to quantify or otherwise assign relative weights or priority to the specific factors considered. Furthermore, different directors may have given different weight or priority to the factors considered. Nevertheless, the Board unanimously concluded that the potential benefits of the Offer and the Merger outweighed the risks and potential negative factors and that, overall, taking all of the relevant factors into account, the Offer and the Merger had greater potential benefits for stockholders than other strategic alternatives currently available to the Company and is advisable and fair to, and in the best interests of, the Company and its stockholders. As a result, the Board unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Opinion of the Company’s Financial Advisor

The Company has retained Citi as its financial advisor in connection with the transaction. In connection with this engagement, the Company requested that Citi evaluate the fairness, from a financial point of view, of the Offer Price to be received in the Offer and the Merger, taken together, by holders of the common stock of the Company (other than the parties to the TRAs). On March 29, 2015, at a meeting of the Company’s Board held to evaluate the Offer and the Merger and at which the Merger Agreement was approved, Citi rendered to the Company’s board an oral opinion, confirmed by delivery of a written opinion dated March 30, 2015, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications described in its written opinion, the Offer Price to be received in the Offer and the Merger, taken together, by holders of the common stock of the Company (other than the TRA Parties (as defined below)) was fair, from a financial point of view, to such holders.

The full text of Citi’s written opinion, dated March 30, 2015, which describes the assumptions made, procedures followed, matters considered, and limitations and qualifications on the review undertaken, is attached as Annex I and is incorporated herein by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. You are urged to read the opinion in its entirety. Citi’s opinion was provided for the information of the Company’s Board (in its capacity as such) in connection with its evaluation of the Offer Price from a financial point of view and did not address any other aspects or implications of the Offer or the Merger. Citi was not requested to consider, and its opinion did not address, the underlying business decision of the Company to effect the transaction, the relative merits of the transaction as compared to any alternative business strategies that might exist for the Company, or the effect of any other transaction in which the Company may engage. Citi’s opinion does not address in any way the termination payments to be made to certain stockholders and related parties (collectively, the “TRA Parties”) in accordance with the Tax Receivable Agreements and related Tax Receivable Termination Agreements, the effect thereof on the transaction or the payment or amount thereof relative to the cash consideration per share to be received by the holders of the Shares other than the TRA Parties. Citi’s opinion is not intended to be and does not constitute a recommendation as to whether any stockholder should tender shares of the Shares in the Offer or how any stockholder should act on any matters relating to the Offer, the Merger or otherwise.

In arriving at its opinion, Citi, among other things:

•	reviewed the Merger Agreement;

•	held discussions with certain senior officers, directors, and other representatives and advisors of the Company concerning the business, operations, and prospects of the Company;

•	examined certain publicly available business and financial information relating to the Company as well as certain financial forecasts and other information and data relating to the Company which were provided to or discussed with Citi by the management of the Company;

•	reviewed the financial terms of the transaction as set forth in the Merger Agreement in relation to, among other things, current and historical market prices and trading volumes of the Shares, the historical and projected earnings and other operating data of the Company and the capitalization and financial condition of the Company;

•	considered, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the transaction;

•	analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of the Company; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the Company’s management that it was not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to financial forecasts and other information and data relating to the Company provided to or otherwise reviewed by or discussed with Citi, Citi was advised by the Company’s management that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company.

Citi assumed, with the Company’s consent, that each of the Offer and the Merger would be consummated in accordance with its terms, without waiver, modification, or amendment of any material term, condition, or agreement and that, in the course of obtaining the necessary regulatory or third-party approvals, consents and releases for the transaction, no delay, limitation, restriction, or condition would be imposed that would have an adverse effect on the Company or the transaction in any way meaningful to Citi’s analysis. Citi did not make, and it was not provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, and Citi did not make any physical inspection of the properties or assets of the Company. Citi was not requested to consider, and its opinion does not address, the underlying business decision of the Company to effect the transaction, the relative merits of the transaction as compared to any alternative business strategies that might exist for the Company, or the effect of any other transaction in which the Company may engage. Citi’s opinion was limited to the fairness, from a financial point of view of the per share cash consideration to be received by the holders of the Shares (other than the TRA Parties) in the transaction and does not address in any way the termination payments to be made to the TRA Parties in accordance with the Tax Receivable Agreements and the related Tax Receivable Termination Agreements, the effect thereof on the transaction or the payment or amount thereof relative to the cash consideration per share to be received by the holders of the Shares other than the TRA Parties. Citi expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors, or employees of any parties to the transaction, or any class of such persons, relative to the per share cash consideration or otherwise. Citi’s opinion was necessarily based upon information available to Citi, and financial, stock market and other conditions and circumstances existing, as of the date of its opinion. The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. This summary of these analyses is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Citi believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Citi considered industry performance, general business, economic and financial conditions, and other matters existing as of the date of its opinion, many of which are beyond the control of the Company. No company, business, or transaction used in Citi’s analyses as a comparison is identical to the Company, the Offer or the Merger. An evaluation of those analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies, business segments, or transactions reviewed. For purposes of the analyses described below, implied multiples for selected companies and selected transactions that were considered not meaningful or were not publicly available were not included in overall low to high multiples ranges.

The estimates contained in Citi’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and it did not, recommend the specific consideration payable in the Offer and the Merger. The type and amount of consideration payable in the Offer and the Merger was determined through negotiations between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Company’s Board. Citi’s opinion was only one of many factors considered by the Company’s Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Company’s Board or management with respect to the Offer and the Merger or any other aspect of the transactions contemplated by the Merger Agreement.

The following is a summary of the material financial analyses presented to the Company’s Board in connection with the delivery of Citi’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Citi’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citi’s financial analyses.

Selected Companies Analysis

Citi performed a selected companies analysis, which is an analysis designed to estimate an implied value of a company through an analysis of the public valuation and trading multiples of similar publicly traded companies. Citi reviewed financial and stock market information of the Company and the selected publicly traded companies described below (collectively, the “selected companies”), which include cabinet manufacturers and manufacturers of other building products. No publicly traded company is identical to the Company, but these companies were selected because, among other reasons, they possessed certain financial, operational or business characteristics that, in Citi’s view, were sufficiently comparable to those of the Company or otherwise relevant for purposes of comparison.

Cabinet Peers

•	Masco Corporation

•	Fortune Brands Home & Security, Inc.

•	American Woodmark Corporation

Other Building Products

•	Mohawk Industries, Inc.

•	James Hardie Industries plc

•	USG Corporation

•	Nortek, Inc.

•	CaesarStone Sdot-Yam Ltd.

•	Headwaters Incorporated

•	Ply Gem Holdings, Inc.

•	Trex Company, Inc.

•	Simpson Manufacturing Co., Inc.

•	Continental Building Products, Inc.

•	PGT, Inc.

Citi reviewed, among other information, firm values of the selected companies, calculated as equity values (based on closing stock prices of the selected companies on March 27, 2015) plus debt, less cash and cash equivalents and other adjustments, as a multiple of calendar year 2015 estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”). The observed low to high calendar year 2015 estimated EBITDA multiples for the selected companies in the cabinet manufacturing industry were 9.6x to 12.9x (with a median of 10.0x). The observed low to high calendar year 2015 estimated EBITDA multiples for the other selected companies in the building materials industry were 8.4x to 16.4x (with a median of 10.9x). Based on its professional judgment and taking into consideration the observed multiples for the selected companies, Citi then applied a selected range of calendar year 2015 estimated EBITDA multiples of 9.0x to 10.0x, derived from the selected companies, to corresponding calendar year 2015 estimated EBITDA of the Company under each of the Base Case and the Upside Case to calculate implied firm value reference ranges for the Company. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other information. Financial data of the Company were based on the financial information provided by the Company’s management (for a more detailed description of the relevant Company projections see “Projected Financial Information” below). This analysis indicated an implied firm value reference range of approximately $533.4 million to $592.6 million under the Base Case and approximately $553.5 million to $615.0 million under the Upside Case, from which Citi derived the following approximate implied per share equity value reference ranges for the Company, as compared to the per share cash consideration to be received in the transaction:

Implied Per Share Equity Value Reference Range Based on 2015E EBITDA of the Company		Per Share Cash Consideration
Base Case	Upside Case
$22.25 – $25.00	$23.25 – $26.25	$25.50

Selected Transactions Analysis

Citi performed a selected transactions analysis, which is an analysis designed to estimate an implied value of a company through an analysis of the multiples paid in acquisitions of similar publicly traded companies. Citi reviewed, to the extent publicly available, financial information for selected transactions in the cabinet manufacturing industry announced between 2002 and 2013 with a range of approximate transaction values of $27 million to $800 million and for more recent selected transactions in the building materials industry announced between July 2011 and August 2014 with a range of approximate transaction values of $130 million to $1.725 billion (collectively, the “selected transactions”). The selected transactions are set forth in the tables below.

Cabinet Manufacturing Industry Transactions

Announcement Date	Target	Acquiror
May 2, 2013	WoodCrafters Home Products, LLC	MasterBrand Cabinets, Inc.
February 11, 2013	RSI Home Products, Inc. (50% owned by Onex Corporation)	RSI Home Products, Inc.
September 26, 2012	ACProducts, Inc.	American Industrial Partners
April 12, 2010	Continental Cabinets, Inc.	RSI Home Products, Inc.
September 15, 2008	RSI Home Products Inc. (50%)	Onex Corporation
August 29, 2003	Norcraft Companies LLC	Apax Partners L.P.
April 9, 2003	Woodcraft Industries, Inc.	Behrman Capital III L.P.
April 4, 2002	Omega Cabinets, Ltd.	MasterBrand Cabinets, Inc.
December 27, 2002	Republic National Cabinet Corporation	Cypress Merchant Banking Partners II, L.P.

Recent Building Materials Industry Transactions

Announcement Date	Target	Acquiror
August 19, 2014	Fortune Brands Windows, Inc.	Ply Gem Industries, Inc.
May 19, 2014	The Hillman Companies, Inc.	CCMP Capital Advisors, LLC
August 26, 2013	Custom Building Products, Inc.	Quikrete Holdings, Inc.
August 19, 2013	CPG International, Inc.	Ares Management LLC
June 28, 2013	AS America, Inc.	LIXIL Corporation
June 24, 2013	Lafarge North America, Inc. (Gypsum Division)	Lone Star Funds
April 22, 2013	Springs Window Fashions LLC	Golden Gate Capital
February 11, 2013	RSI Home Products, Inc. (50% owned by Onex Corporation)	RSI Home Products, Inc.

Announcement Date	Target	Acquiror
October 9, 2012	Hardware and Home Improvement Group	Spectrum Brands, Inc.
August 27, 2012	TimberTech Limited	AZEK Building Products, Inc.
May 4, 2011	JELD-WEN, Inc.	Onex Partners III, L.P.
July 20, 2011	C.H.I. Overhead Doors, Inc.	Friedman Fleischer & Lowe Capital Partners III, L.P.

The transactions were generally selected because they involved companies with certain financial, operational or business characteristics that, in Citi’s view, made them sufficiently comparable to the transaction or otherwise relevant for purposes of comparison. For each of the selected transactions, Citi reviewed firm values of the selected transactions, calculated as the purchase prices paid for the target companies’ equity plus debt, less cash and cash equivalents and other adjustments, as multiples, to the extent publicly available, of the last twelve months’ EBITDA for the twelve months prior to the announcement of the transaction. The observed low to high multiples referenced in such analysis for the selected transactions in the cabinet manufacturing industry were 5.6x to 14.2x (with a median of 7.3x). The observed low to high multiples referenced in such analysis for the selected transactions in the building materials industry were 6.8x to 12.6x (with a median of 9.6x). Based on its professional judgment and taking into consideration the observed multiples for the selected transactions, Citi then applied a selected range of multiples of 7.5x to 10.5x to the calendar year 2014 actual EBITDA of the Company. Financial data of the selected transactions and of the Company were based on publicly available information. This analysis indicated an implied firm value reference range of approximately $392.0 million to $548.9 million, from which Citi derived the following approximate implied per share equity value reference range for the Company, as compared to the per share cash consideration to be received in the transaction:

Implied Per Share Equity Value Reference Range Based on 2014 EBITDA of the Company	Per Share Cash Consideration
$15.50 – $23.00	$25.50

LBO Analysis

Citi performed a leveraged buyout analysis of the Company, which is an analysis designed to estimate an implied value of a company by calculating the theoretical purchase prices that could be paid by a hypothetical financial buyer in an acquisition of the Company, taking into account the pro forma leverage structure of the Company that could result from financing such acquisition under customary market terms and the internal rates of return generally required of financial buyers. Estimated financial data for the Company were based on the Base Case and Upside Case projections provided by the Company’s management (for a more detailed description of the relevant Company projections see “Projected Financial Information” below).

Citi assumed a transaction date of March 31, 2015 and total leverage of approximately 6.0x the calendar year 2014 actual EBITDA reflecting, based on its professional judgment, a reasonable leverage structure for these types of transactions. Citi also assumed that a financial buyer would attempt to realize a return on its investment in calendar year 2019. Based on its professional judgment and taking into consideration the firm values of selected companies and transactions as multiples of last twelve months’ EBITDA, estimated exit values for the Company were calculated by applying a range of exit value multiples of 8.0x to 9.5x to the Company’s fiscal year 2019 estimated EBITDA. Citi then derived a range of theoretical purchase prices based on an assumed required internal rate of return for a financial buyer of approximately 20.0% to 25.0%. This analysis indicated the following approximate implied price per share reference ranges for the Company, under each of the Base Case and the Upside Case, as compared to the per share cash consideration to be received in the Offer and the Merger:

Implied Price Per Share Reference Range		Per Share Cash Consideration
Base Case	Upside Case
$18.25 – $23.50	$21.25 – $27.75	$25.50

Discounted Cash Flow Analysis

Citi performed a discounted cash flow analysis of the Company, which is an analysis designed to estimate an implied value of a company by calculating the present value of the estimated future unlevered free cash flows of that company over the projection period and the terminal value of that company at the end of the projection period. Citi performed this analysis using both the Base Case and the Upside Case for calendar years 2015 through 2019 using both a cycle peak methodology and a cycle average methodology, as described below.

Citi calculated the estimated present value of the unlevered, after-tax free cash flows that the Company was forecasted to generate during the last three quarters of 2015 and during the calendar years ending December 31, 2016 through December 31, 2019. The forecasted amounts for the last three quarters of calendar year 2015 and calendar years through December 31, 2019 were based on the Base Case and Upside Case projections provided by the Company’s management (for a more detailed description of the relevant Company projections see “Projected Financial Information” below).

Based on its professional judgment and taking into consideration the selected companies’ firm values as multiples of last twelve months’ EBITDA at the peak of the market within the last ten years, Citi calculated estimated terminal values for the Company by applying multiples ranging from 6.5x to 8.0x to the estimated EBITDA for the fiscal year ending December 31, 2019 (the “cycle peak methodology”). Alternatively, based on its professional judgment and taking into consideration the average last twelve months’ EBITDA multiples for the selected companies over a ten-year period, Citi calculated terminal values for the Company by applying multiples ranging from 9.0x to 11.0x to the average EBITDA for the fiscal years ending December 31, 2014 (actual) through December 31, 2019 (estimated for each year through 2019), normalizing capital expenditures and depreciation assumptions (the “cycle average methodology”).

Citi then arrived at implied firm value reference ranges by discounting the unlevered, after-tax free cash flows and terminal values to present value (as of March 31, 2015) using discount rates ranging from 9.6% to 11.3%, derived from a weighted average cost of capital calculation and by taking into account the Company’s net operating losses. Based on this analysis, Citi calculated an implied firm value reference range of (i) approximately $490 million to $616 million under the Base Case using the cycle peak methodology; (ii) approximately $579 million to $729 million under the Upside Case using the cycle peak methodology; (iii) approximately $503 million to $629 million under the Base Case using the cycle average methodology; and (iv) approximately $564 million to $706 million under the Upside Case under the cycle average methodology. Citi then derived the following approximate implied equity value per share reference ranges for the Company, as compared to the per share cash consideration to be received in the transaction:

Implied Per Share Equity Value Reference Range Based on 2019E Terminal EBITDA		Implied Per Share Equity Value Reference Range Based on Cycle Average EBITDA		Per Share Cash Consideration
Base Case	Upside Case	Base Case	Upside Case
$20.25 – $26.25	$24.50 – $31.50	$20.75 – $26.75	$23.75 – $30.50	$25.50

Other Information

Citi observed certain additional factors that were not considered part of Citi’s financial analysis with respect to its opinion but were noted for informational purposes for the Company’s Board, including the following:

•	Historical trading prices of the Shares for the period from its initial public offering on November 6, 2013 through March 27, 2015, which reflected low and high intraday share prices of $13.09 to $23.39;

•	Implied transaction premiums when the per share cash consideration to be paid in the transaction was compared to various historical trading prices of the Shares, including the trading price as of March 27, 2015, as of October 22, 2014 (the day before Parent’s initial proposal), the volume weighted average price since the Company’s IPO and the one-month and three-month volume weighted average price of the Shares, which indicated an implied transaction premium of 11.4%, 57.2%, 49.6%, 17.4% and 21.0%, respectively;

•	Share price targets for the Shares in Wall Street research analyst reports, which indicated low and high share price targets of $19.00 to $27.00 per share and, when discounted twelve months using a discount rate of 12.9% based on the Company’s cost of equity, indicated low and high share price targets of $16.75 to $24.00;

Miscellaneous

Citi and its affiliates in the past have provided, and currently provide, investment banking and other financial services to the Company and to Parent unrelated to the Offer and the Merger, for which services Citi and its affiliates have received and expect to receive compensation, including, without limitation, having acted as lead left bookrunner in connection with the Company’s initial public offering in 2013 and serving as joint lead arranger with approximately $124.5 million of credit extended in connection with Parent’s $1.5 billion revolving credit facility and term loan. In the ordinary course of Citi’s business, Citi and its affiliates may actively trade or hold the securities of the Company and Parent for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In the two-year period prior to the date of its opinion, Citi and its affiliates received aggregate fees of approximately $1.9 million from the Company and $1.3 million from Parent and certain of its affiliates for such investment banking and credit facility related services. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Parent and their respective affiliates.

The Company selected Citi to provide certain financial advisory services in connection with the Offer and the Merger based on Citi’s reputation and experience. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

For a description of the terms of Citi’s engagement as the Company’s financial advisor, see the discussion under “Item 5 – Persons/Assets Retained, Employed, Compensated or Used” below.

Projected Financial Information

The Company does not as a matter of course make public projections as to long-term future performance or earnings and is especially wary of making projections for extended periods beyond the immediate next year due to the significant unpredictability of the underlying assumptions and estimates.

However, in connection with the Board’s evaluation of the Offer and the Merger and other strategic alternatives available to the Company, the Company’s management prepared certain unaudited prospective financial information for the years 2015 through 2019, which included (i) a base case scenario that assumed a price growth of 2.0-3.0% and a volume growth of 5.6-7.4% (the “Base Case”) and (ii) a second scenario that assumed price growth of 2.2-4.0% and volume growth of 6.8-7.8% (the “Upside Case,” together with the Base Case, the “Projected Financials”). The Company’s management provided the Projected Financials to the Board for purposes of considering and evaluating Parent’s acquisition proposal, and to Citi in connection with the rendering of Citi’s opinion to the Board and in performing its related financial analyses. The Projected Financials were prepared in November 2014 based on information available at that time using various assumptions and estimates. The assumptions and estimates may not be realized and are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control.

The Projected Financials were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Neither the Company’s independent auditors, nor any other independent public accounting firm has compiled, examined, or performed any procedures with respect to the prospective financial information contained in the Projected Financials or expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy. The inclusion of the Projected Financials herein should not be deemed an admission or representation by the Company that they are viewed by the Company as material information of the Company. The Projected Financials should not be regarded as an indication that any of the Company, Parent, Purchaser or any other recipient of the Projected Financials or any of their respective directors, officers, employees, affiliates, advisors or other representatives, considered, or now considers, them to be necessarily predictive of actual future results, and the Projected Financials should not be relied upon as such. None of the Company, Parent, Purchaser or any of their respective directors, officers, employees, affiliates, advisors or other representatives makes any representation or warranty regarding the ultimate performance of the Company relative to the Projected Financials.

The following is a summary of the Projected Financials:

Base Case Scenario

Fiscal Year Ended December 31 ($ in millions, except per share data)

	2015	2016	2017	2018	2019
Revenues	$409	$448	$483	$523	$568
EBITDA (1)	$59	$70	$79	$89	$100
EBIT (2)	$42	$51	$58	$68	$81
Capital Expenditures	$18	$12	$15	$16	$17
Free Cash Flow (3)	$33	$51	$58	$68	$80

(1)	“EBITDA” means earnings before interest, taxes, depreciation and amortization (but excludes other income/net).
(2)	“EBIT” means earnings before interest and taxes (but excludes other income/net).
(3)	“Free Cash Flow” means earnings before interest and taxes (inclusive of other income/net), less taxes, plus depreciation and amortization, less capital expenditures, and less the amount of any increase or plus the amount of any decrease in net working capital.

Upside Case Scenario

Fiscal Year Ended December 31 ($ in millions, except per share data)

	2015	2016	2017	2018	2019
Revenues	$415	$460	$507	$558	$613
EBITDA (1)	$61	$75	$89	$105	$120
EBIT (2)	$45	$56	$67	$82	$100
Capital Expenditures	$18	$12	$15	$17	$18
Free Cash Flow (3)	$36	$55	$69	$85	$100

(1)	“EBITDA” means earnings before interest, taxes, depreciation and amortization (but excludes other income/net).
(2)	“EBIT” means earnings before interest and taxes (but excludes other income/net).
(3)	“Free Cash Flow” means earnings before interest and taxes (inclusive of other income/net), less taxes, plus depreciation and amortization, less capital expenditures, less anticipated expenditures for business acquisitions, and less the amount of any increase or plus the amount of any decrease in net working capital.

There can be no assurance that any one or more of the forecasts included in the Projected Financials will be realized, and actual results may vary materially from those shown. These financial forecasts cover multiple years and such information by its nature becomes less predictive with each successive year. In addition, the financial forecasts included in the Projected Financials will be affected by the Company’s ability to achieve its strategic goals, objectives and targets, including financing capabilities at necessary levels over the applicable periods. The assumptions upon which these financial forecasts were based involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control.

The Projected Financials do not take into account any circumstances or events occurring after the date they were prepared. The Projected Financials do not take into account the effect of the Offer, the Merger and the other transactions contemplated by the Merger Agreement or subsequent integration activities or the possible failure of the Offer, the Merger and the other transactions contemplated by the Merger Agreement or such activities to occur.

The inclusion of the Projected Financials in this Schedule 14D-9 should not be deemed an admission or representation by the Company that the financial forecasts included in the Projected Financials are viewed by the Company as material information of the Company, and the Company views such financial forecasts as non-material because of the inherent risks and uncertainties associated with such long-range forecasts.

The Projected Financials are not included in this Schedule 14D-9 to influence your decision whether to tender your shares in the Offer, but because the Company made available the Projected Financials to the Company’s financial advisor and to Parent and Purchaser and their financial advisor. The information contained in the Projected Financials should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained elsewhere in this Schedule 14D-9 and in the Company’s public filings with the SEC.

Except as may be required by applicable securities laws, none of the Company, Parent, Purchaser or any of their respective affiliates, advisors or other representatives intend to update or otherwise revise or reconcile the Projected Financials (even in the short term) to reflect circumstances existing after the date such Projected Financials were generated or to reflect the occurrence of future events.

In light of the foregoing factors and the uncertainties inherent in the Company’s financial forecasts and operating plans, stockholders are cautioned not to place undue, if any, reliance on the Projected Financials.

Intent to Tender

To the Company’s knowledge, after reasonable inquiry, all of the Company’s executive officers, directors, affiliates and subsidiaries currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer (other than shares for which such holder does not have discretionary authority or holds in a fiduciary or representative capacity).

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED.

The Company has retained Citi as its financial advisor to advise the Board in connection with the Offer and Merger contemplated by the Merger Agreement. Additional information pertaining to the retention of Citi is set forth in “Item 4. The Solicitation or Recommendation – Opinion of the Company’s Financial Advisor” above and is incorporated herein by reference.

Under the terms of Citi’s engagement, the Company has agreed to pay Citi for its financial advisory services in connection with the transaction a transaction fee of approximately $5.3 million, $2 million of which became payable upon delivery of Citi’s opinion and the remainder of which is contingent upon completion of the Offer and Merger. The Company also has agreed to reimburse Citi for reasonable expenses incurred by Citi in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Citi and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to holders of Shares on its behalf in connection with the Offer or the transactions contemplated thereby.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Other than pursuant to the Tender and Support Agreements and as set forth below, no transactions in the Shares during the past 60 days have been effected by the Company or, to its knowledge after reasonable inquiry and a review of Form 4 filings, by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Schedule 14D-9 (including the Exhibits to this Schedule 14D-9), the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for, or other acquisition of, the Company’s securities by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 (including the Exhibits to this Schedule 14D-9), there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

Notwithstanding the foregoing, during the period beginning on March 30, 2015 and ending at 11:59 p.m. on May 4, 2015 (the “Go-Shop Period”), the Company may, upon the terms and subject to the conditions in the Merger Agreement, initiate, solicit, encourage and facilitate any inquiry, discussion, offer or request from third parties, and provide non-public information to and engage in discussions or negotiations with third parties, with respect to alternative acquisition proposals. Starting at 11:59 p.m. on May 4, 2015 (the “No-Shop Period Start Date”), the Company will become subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide non-public information to and engage in discussions or negotiations with third parties regarding alternative acquisition proposals, except that the Company may continue to engage in the aforementioned activities with third parties from whom the Company has received an alternative acquisition proposal during the Go-Shop Period that the Board has determined constitutes or could reasonably be expected to result in a Superior Proposal (as defined below) (each, an “Excluded Party”).

Notwithstanding the limitations applicable after the No-Shop Period Start Date, the Company may under certain circumstances provide information to and participate in discussions or negotiations with third parties with respect to any unsolicited alternative acquisition proposal that the Board has determined constitutes or could reasonably be expected to result in a Superior Proposal. A “Superior Proposal” is an acquisition proposal for at least 50% of the assets or equity of the Company which the Board determines in good faith, after consultation with its outside legal counsel and financial advisors, to be more favorable to the Company’s stockholders from a financial point of view than the Offer and Merger.

ITEM 8.	ADDITIONAL INFORMATION.

Regulatory Approvals

The Offer is conditioned on satisfaction of the condition that the applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act (“HSR Act”) relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger has not expired or otherwise been terminated or the affirmative approval or clearance of governmental authorities required under any other applicable U.S. or foreign competition, antitrust, merger control or investment Laws (together with the HSR Act, “Antitrust Laws”) of the

United States relating to the purchase of shares of Common Stock pursuant to the Offer and the consummation of the Merger have not been obtained. To satisfy this regulatory condition, the parties must make pre-merger notification filings with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”). If Purchaser’s acquisition of Shares is delayed due to a failure to satisfy this regulatory condition, the Offer will be extended in certain circumstances. See Section “1. Terms of the Offer” in the Offer to Purchase.

Antitrust

Under the HSR Act, certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer, the Merger and the other transactions contemplated by the Merger Agreement. See Section 16 “Certain Legal Matters; Regulatory Approvals – United States Antitrust Compliance” in the Offer to Purchase.

Under the provisions of the HSR Act applicable to the Offer, the waiting period will expire at 11:59 p.m. Eastern Time, fifteen days following Parent’s or its affiliate’s filing of a Premerger Notification and Report Form with the FTC and Antitrust Division, unless such fifteenth day is a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 p.m. Eastern Time, on the next regular business day. Before such time, however, either the FTC or Antitrust Division may extend the waiting period by issuing a request for Additional Information (a “Second Request”) to Parent or its affiliate and a civil investigative demand to Parent or its affiliate. If a Second Request is made, the waiting period will expire at 11:59 p.m. Eastern Time, on the tenth calendar day after Parent or its affiliates certifies substantial compliance with such request, unless otherwise extended by agreement or court order.

The Company and Parent filed on April 13, 2015 a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. Therefore, the waiting period is scheduled to expire at 11:59 p.m. Eastern Time, on April 28, 2015.

The FTC and the Antitrust Division will consider the legality under the antitrust laws of Parent’s proposed acquisition of Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While the Company believes that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or other person, Purchaser may not be obligated to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement. See Section 15 “Conditions to the Offer” in the Offer to Purchase.

The Company and Parent have agreed to make reasonable best efforts to consummate and make effective the transactions and to cause the applicable conditions to the Offer and the Merger set forth in Annex I and Article IV to the Merger Agreement to be satisfied, including (i) the obtaining of all necessary actions or nonactions, consents and approvals from governmental authorities or other persons necessary in connection with the consummation of the transactions, and the making of all necessary registrations and filings (including filings with governmental authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval from any governmental authority or other persons necessary in connection with the consummation of the transactions, (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transaction performed or consummated by such party in accordance with the terms of the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental authority vacated or reversed, and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions to be performed or consummated by such party in accordance with the terms of the Merger Agreement and to carry out fully the purposes of the Merger Agreement. The Company and Parent shall promptly (and in no event later than ten (10) Business Days following the date that the Merger Agreement is executed) make and not withdraw its filings, and thereafter make any other required submissions under the HSR Act with respect to the transactions.

Parent and Purchaser, on the one hand, and the Company, on the other, each agree to take (and to cause their affiliates to take) promptly any and all steps necessary to resolve, avoid or eliminate each and every impediment, challenge or objection and obtain all consents, approvals, actions, nonactions or permissions under any Antitrust Laws that may be required by any foreign or U.S. federal, state or local governmental authority, in each case with competent jurisdiction, with respect to the transactions, so as to enable the parties to close the transactions as promptly as practicable, including, in the case of Parent and Purchaser (and their respective affiliates), committing to or effecting, by consent decree, hold separate orders, trust, or otherwise, the sale or disposition of such assets or businesses as are required to be divested in order to avoid the entry of, or to effect the dissolution of or vacate or lift, any order, that would otherwise have the effect of preventing or materially delaying the consummation of any of the transactions. Parent and Purchaser are not required, however, to take any action which could reasonably be expected to materially impair the overall value of the resulting combined business of Parent, its subsidiaries and the Company, taken as a whole, following consummation of the transactions.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware, but directly or through subsidiaries, conducts business in a number of other states throughout the United States, some of which have enacted takeover laws. The Company does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, the Company will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Company may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered in the Offer.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. If the Merger is consummated, each holder of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) complies with the applicable statutory procedures under Section 262 of the DGCL (“Section 262”), and (iii) does not thereafter withdraw his or her demand for appraisal of such Shares or otherwise lose their appraisal rights, will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of such Merger) (“Dissenting Shares”) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. In determining the fair value of the Dissenting Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of Shares, including, among other things, asset values and earning capacity. The value so determined could be more than, less than or the same as the Offer Price or the consideration per share to be paid in the Merger (which is equivalent in amount to the Offer Price).

At the Effective Time, all Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided under Section 262. Notwithstanding the foregoing, if any Company stockholder who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses his or her right to appraisal under the DGCL, such holder’s Shares will thereupon be deemed to have been converted into and become exchangeable for the right to receive, as of the Effective Time, the merger consideration for each share of such holder’s Shares, without any interest thereon, in accordance with the Merger Agreement.

Under Section 262, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the date of mailing of this notice (which date is April 14, 2015), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably

•	inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effectiveness date of the Merger to all stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effectiveness date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of such stockholder’s appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Norcraft Companies, Inc., 3020 Denmark Avenue, Suite 100, Eagan, MN 55121, Attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern on the date of the merger,” and must be included in the appraisal process. In Cede & Co., the Delaware Supreme Court stated that the exclusion of any element of value arising from the accomplishment or expectation of the merger is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Since any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid pursuant to the Offer and Merger and the market value of the shares, stockholders considering appraisal should recognize that the fair value so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Holders of Shares should note that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. None of Parent, Purchaser or the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert in any appraisal proceeding that, for purposes of Section 262 and such proceeding, the fair value of a Dissenting Share is less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 and accept the Merger Consideration.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated and does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available under Delaware law. The preservation and proper exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex II to this Schedule 14D-9. Appraisal rights cannot be exercised at this time. Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights.

Stockholder Approval Not Required.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder votes or consents will be necessary to effect the Merger.

Golden Parachute Compensation

The table below sets forth the estimated amount of payments and other benefits that each named executive officer would be entitled to receive in connection with the transactions contemplated by the Offer and the Merger. The following assumes that the acceptance for payment of Shares validly tendered and the Effective Time occurred on May 12, 2015 upon the satisfaction of all Offer Conditions (as described in Section 15 – “Conditions to the Offer” of the Offer to Purchase), and that each such named executive officer’s employment with the Company was terminated without cause or by the named executive officer for good reason on such date, under circumstances that would have entitled the named executive officer to severance payments under his Employment Agreement as a “double-trigger” benefit payable following a termination that occurs within twelve (12) months of a change in control. In the case of Mr. Buller, the following assumes termination for any reason on such date, under circumstances that would have entitled Mr. Buller to severance payments under his Employment Agreement. Each Employment Agreement requires the executive to perform his obligations under the Employment Agreement as a condition to the receipt of the payments and benefits set forth below. Such obligations include compliance with confidentiality (of unlimited duration), non-competition, and non-solicitation of employees requirements. All executives are bound by their non-competition and non-solicitation requirements while employed. Mr. Buller’s non-competition and non-solicitation obligations apply for the two years following the termination of his employment (except that his non-competition obligation does not apply to activity in Canada following a Change-in-Control (as defined in the Employment Agreement)). Mr. Ginter’s non-competition obligation applies until his final severance payment, and his non-solicitation obligation applies for one year following the termination of his employment. Mr. Wanninger’s non-competition obligation applies until the later of one year following the termination of his employment or his final severance payment, and his non-solicitation obligation applies for two years following the termination of his employment. Severance payments to the named executive officers may be delayed if, and to the extent, required under Section 409A of the Code. The payments set forth under the “Equity” column below do not require a termination of employment. The amounts set forth in the table are estimates.

Golden Parachute Compensation Table
Name	Cash ($) (1)	Equity ($) (2)	Pension/ NQDC ($)	Perquisites/ Benefits ($) (3)	Tax Reimbursement ($)	Other ($)	Total ($)
Mark Buller	1,206,726	2,891,909	—	22,939	—	—	4,121,574
Leigh Ginter	628,271	1,445,955	—	15,311	—	—	2,089,537
Kurt Wanninger	817,036	939,873	—	15,311	—	—	1,772,220

(1)	After the application of the 280G cut back provision described above, Mr. Buller’s amount consists entirely of the value of the lump sum severance payable under his Employment Agreement as a “double-trigger” benefit following a termination by the Company without Cause (as defined in the Employment Agreement) or by the executive for any reason that occurs within twelve (12) months of a change in control. Mr. Wanninger and Mr. Ginter’s amounts represent the value of the lump sum severance ($774,000 for Mr. Wanninger and $595,000 for Mr. Ginter), a “double-trigger” benefit following a termination by the Company without Cause (as defined in the Employment Agreement) or by the executive for Good Reason (as defined in the Employment Agreement) that occurs within twelve (12) months of a change in control and a pro-rated bonus for the year of termination of employment ($43,036 for Mr. Wanninger and $33,271 for Mr. Ginter), as payable under the Employment Agreements, following termination by the Company without Cause (as defined in the Employment Agreement) or by the executive for Good Reason (as defined in the Employment Agreement).
(2)	Each executive was granted a time vesting option on November 6, 2013, the value of which will be paid the amount set forth in this column as a “single-trigger” benefit upon the Effective Time. The values reported reflect the full difference between the Offer Price and the exercise price for all unvested options that would vest as a result of the Merger.
(3)

Mr. Buller is entitled pursuant to his Employment Agreement to the continued provision of health, life and disability insurance benefits under the Company’s benefit plans, to the extent permitted under such plans, for 18 months following his date of termination. The executive is entitled to these benefits following a termination by the Company without Cause (as defined in the Employment Agreement) or by the executive for any reason, regardless of whether a change-in-control has taken place. Mr. Ginter and Mr. Wanninger are each entitled pursuant to their respective Employment Agreements to the continued provision of health, life and disability insurance benefits under the Company’s benefit plans, to the extent permitted under such plans, for 12 months following the date of termination for Mr. Wanninger and up to 12 months following the date of termination for Mr. Ginter. The values reported reflect the present value of such entitlements. The executive is entitled to these benefits following a termination by the Company without Cause (as defined in the Employment Agreement) or by the executive for Good Reason (as defined in the Employment Agreement), regardless of whether a change-in-control has taken place.

Potential for Future Arrangements

Except for certain agreements described in this Schedule 14D-9 between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Purchaser, any of their affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

It is possible that certain members of our current management team will enter into new employment or similar arrangements with the Company in advance or after the completion of the Offer and the Merger. Such arrangements may include the right to purchase or participate in the equity of the Parent or its affiliates. However, there can be no assurance that any parties will reach agreement on any terms, or at all.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements that are based on the Company’s current expectations, assumptions, beliefs, estimates and projections about the Company and its industry. The forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “should” and similar expressions. Factors that may affect those forward-looking statements include, among other things: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of the Company stockholders will tender their Shares in the Offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived; the effects of disruption from the proposed transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; unexpected costs or expenses resulting from the proposed transaction; litigation or adverse judgments relating to the proposed transaction; other risks relating to the consummation of the proposed transaction; any changes in general economic and/or industry-specific conditions; and other factors described in the Company’s filings with the SEC, including its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Reliance on any forward-looking statement involves risks and uncertainties, and although the Company believes that the assumptions on which the forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect and could be materially incorrect. In light of these and other uncertainties, you should not conclude that the Company will achieve any plans and objectives referred to in any of the forward-looking statements. The forward-looking statements made in this Schedule 14D-9 are made as of the date hereof, and the Company does not assume any obligation to update these forward-looking statements to reflect future events or circumstances, except as required by law.

ITEM 9.	EXHIBITS.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated as of April 14, 2015 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Fortune Brands Home & Security, Inc. and Purchaser, filed with the SEC on April 14, 2015).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of Fortune Brands Home & Security, Inc. and Purchaser, Inc., filed with the SEC on April 14, 2015).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of Fortune Brands Home & Security, Inc. and Purchaser, Inc., filed with the SEC on April 14, 2015).

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule of Fortune Brands Home & Security, Inc. and Purchaser, Inc., filed with the SEC on April 14, 2015).

(a)(1)(E)	Summary Advertisement published in The Wall Street Journal on April 14, 2015 (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO of Fortune Brands Home & Security, Inc. and Purchaser, filed with the SEC on April 14, 2015).

(a)(2)	Letter to stockholders of Norcraft Companies, Inc.

(a)(5)(A)	Opinion of Citi, dated as of March 29, 2015 (attached as Annex I to this Schedule 14D-9).

(a)(5)(B)	Press Release, issued by Norcraft Companies, Inc., dated March 30, 2015 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 31, 2015).

(e)(1)	Agreement and Plan of Merger, dated as March 30, 2015, by and among Norcraft Companies, Inc., Fortune Brands Home & Security, Inc. and Tahiti Acquisition Corp. (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 31, 2015).

(e)(2)

Tender and Support Agreement (Buller Family), dated as of March 30, 2015, by and among Fortune Brands Home & Security, Inc. and the stockholders named therein (incorporated herein by reference to Exhibit 99.3 to the Schedule 13D of Fortune Brands filed April 7, 2015).

(e)(3)

Tender and Support Agreement (SKM), dated as of March 30, 2015, by and among Fortune Brands Home & Security,Inc. and the stockholders named therein (incorporated herein by reference to Exhibit 99.4 to the Schedule 13D of Fortune Brands filed April 7, 2015).

(e)(4)

Amended and Restated Tender and Support Agreement (Trimaran), dated as of April 13, 2015, by and among Fortune Brands Home & Security, Inc. and the stockholders named therein (incorporated herein by reference to Exhibit (d)(6) to the Schedule TO of Fortune Brands filed April 14, 2015).

(e)(5)	Confidentiality Agreement, dated as of December 12, 2014, by and between Norcraft Companies, Inc. and Fortune Brands Home & Security, Inc. (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO of Fortune Brands Home & Security, Inc. and Tahiti Acquisition Corp. filed with the SEC on April 14, 2015).

Exhibit Number	Description

(e)(6)	2013 Incentive Plan of Norcraft Companies, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company’s S-1/A filed with the SEC on November 6, 2013).

(e)(7)	Tax Receivable Agreement (Exchanges), dated as of November 13, 2013, by and among Norcraft Companies, Inc. and the other parties named therein (incorporated by reference to Exhibit 10.14 to Norcraft Companies, Inc.’s Form 10-K filed on March 31, 2014).

(e)(8)	Tax Receivable Termination Agreement (Exchanges), dated as of March 30, 2015, by and among Norcraft Companies, Inc. and the other parties named therein (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 31, 2015).

(e)(9)	Tax Receivable Agreement (SKM Norcraft Contribution) dated as of November 13, 2013, by and among Norcraft Companies, Inc. and the other parties named therein (incorporated by reference to Exhibit 10.15 to Norcraft Companies, Inc.’s Form 10-K filed on March 31, 2014).

(e)(10)	Tax Receivable Termination Agreement (SKM Norcraft Contribution), dated as of March 30, 2015, by and among Norcraft Companies, Inc. and the other parties named therein (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 31, 2015).

(e)(11)	Tax Receivable Agreement (Trimaran Cabinet Contribution) dated as of November 13, 2013, by and among Norcraft Companies, Inc. and the other parties named therein (incorporated by reference to Exhibit 10.16 to Norcraft Companies, Inc.’s Form 10-K filed on March 31, 2014).

(e)(12)	Amended and Restated Tax Receivable Termination Agreement (Trimaran Cabinet Contribution), effective as of April 13, 2015, by and among Norcraft Companies, Inc. and the other parties named therein.

(e)(13)	Employment Letter, dated October 21, 2003, from Norcraft Holdings, L.P. to Mark Buller (incorporated by reference to Exhibit 10.7 to Norcraft Companies, L.P. Form S-4 filed on April 27, 2004; File No.: 333-114924).

(e)(14)	Amendments to Employment Letter, dated August 17, 2004, from Norcraft Holdings, L.P. to Mark Buller (incorporated by reference to Exhibit 10.10 to Norcraft Capital Corp.’s Registration Statement on Form S-4 filed on October 12, 2004; File No.: 333-119696).

(e)(15)	Amendments to Employment Letter, effective as of March 30, 2015, from Norcraft Holdings, L.P. to Mark Buller (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on March 31, 2015).

(e)(16)	Employment Letter, dated October 21, 2003, from Norcraft Holdings, L.P. to Leigh Ginter (incorporated by reference to Exhibit 10.8 to Norcraft Companies, L.P. Form S-4 filed on April 27, 2004).

(e)(17)	Amendments to Employment Letter, effective as of March 30, 2015, from Norcraft Holdings, L.P. to Leigh Ginter (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on March 31, 2015).

(e)(18)	Employment Letter, dated December 1, 2005, from Norcraft Companies, L.P. to Kurt Wanninger (incorporated by reference to Exhibit 10.19 to Norcraft Companies, L.P. Form 10-K filed on March 31, 2006).

(e)(19)	Amendments to Employment Letter, effective as of March 30, 2015, from Norcraft Holdings, L.P. to Kurt Wanninger (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on March 31, 2015).

Exhibit Number	Description

(e)(20)	Limited Liability Company Agreement of Norcraft Companies LLC, dated as of November 13, 2013, by and among Norcraft Companies, Inc. and the other parties named therein (incorporated by reference to Exhibit 10.9 to Norcraft Companies, Inc.’s Form 10-K filed on March 31, 2014).

(e)(21)	Fourth Amended and Restated Agreement of Limited Partnership of Norcraft Holdings, L.P., dated as of November 13, 2013, by and among Norcraft GP, L.L.C. as the general partner and the other parties named therein (incorporated by reference to Exhibit 10.10 to Norcraft Companies, Inc.’s Form 10-K filed on March 31, 2014).

(e)(22)	Registration Rights Agreement, dated as of November 13, 2013, by and among Norcraft Companies, Inc. and the other parties named therein (incorporated by reference to Exhibit 10.11 to Norcraft Companies, Inc.’s Form 10-K filed on March 31, 2014).

(e)(23)	Exchange Agreement, dated as of November 13, 2013, by and among Norcraft Companies, Inc. and the other parties named therein (incorporated by reference to Exhibit 10.12 to Norcraft Companies, Inc.’s Form 10-K filed on March 31, 2014).

(e)(24)	Exclusivity Agreement, dated as of March 4, 2015, by and among Nor craft Companies, Inc. and Fortune Brands Home & Security, Inc. (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO of Fortune Brands Home & Security, Inc. and Purchaser, Inc., filed with the SEC on April 14, 2015).

(e)(25)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.24 to Norcraft Companies, Inc. Amendment No. 1 to Form S-1 Registration Statement filed October 16, 2013)

(e)(26)	Excerpts from the Definitive Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 as amended on Schedule 14A dated April 30, 2014 filed by Norcraft Companies, Inc. with the SEC on April 30, 2014 (incorporated by reference herein).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 14, 2015.

NORCRAFT COMPANIES, INC.

By:	/s/ Mark Buller

Name:	Mark Buller
Title:	Chief Executive Officer

ANNEX I

Opinion of the Financial Advisor

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388 Greenwich Street New York, NY 10013

March 29, 2015

The Board of Directors

Norcraft Companies, Inc.

3020 Denmark Avenue, Suite 100

Eagan, MN 55121

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Norcraft Companies, Inc. (“Norcraft”) (other than the TRA Parties (defined below)) of the Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of March 30, 2015 (the “Merger Agreement”), by and among Fortune Brands Home & Security, Inc. (“Parent”), Tahiti Acquisition Corp. (“Merger Sub”) and Norcraft. As more fully described in the Merger Agreement, (i) Merger Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of common stock, par value $0.01 per share, of Norcraft (“Norcraft Common Stock”), at a purchase price of $25.50 per share in cash, without interest (the “Consideration”) and (ii) following successful consummation of the Tender Offer, Merger Sub will be merged with and into Norcraft (the “Merger”) and each outstanding share of Norcraft Common Stock not tendered in the Tender Offer (other than shares to be canceled in accordance with the Merger Agreement and Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive the Consideration. The Tender Offer and the Merger, together and not separately, are referred to herein as the “Transaction.”

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Norcraft concerning the business, operations and prospects of Norcraft. We examined certain publicly available business and financial information relating to Norcraft as well as certain financial forecasts and other information and data relating to Norcraft which were provided to or discussed with us by the management of Norcraft. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Norcraft Common Stock; the historical and projected earnings and other operating data of Norcraft; and the capitalization and financial condition of Norcraft. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Norcraft. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee. In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of Norcraft that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to Norcraft provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Norcraft that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Norcraft as to the future financial performance of Norcraft.

We have assumed, with your consent, that each of the Tender Offer and the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Norcraft or the Transaction in any way meaningful to our analysis. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Norcraft nor have we

Norcraft Companies, Inc., p. 3

made any physical inspection of the properties or assets of Norcraft. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of Norcraft. We note, however, that Norcraft will have a “go-shop” period following the execution of the Merger Agreement during which Norcraft will authorize us to solicit interest from other parties with respect to the possible acquisition of Norcraft. We also were not requested to consider, and our opinion does not address, the underlying business decision of Norcraft to effect the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Norcraft or the effect of any other transaction in which Norcraft might engage. We understand that, in connection with the Transaction, Tax Receivable Agreements between certain stockholders of Norcraft and related parties (collectively, the “TRA Parties”) and Norcraft will be terminated and termination payments will be made to the TRA Parties in accordance with such Tax Receivable Agreements and related Tax Receivable Termination Agreements. Our opinion is limited to the fairness, from a financial point of view of the Consideration to be received by the holders of Norcraft Common Stock (other than the TRA Parties) in the Transaction and does not address in any way the termination payments to be made to the TRA Parties, the effect thereof on the Transaction or the payment or amount thereof relative to the Consideration to be received by the holders of Norcraft Common Stock other than the TRA Parties. We express no view as to, and our opinion also does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to Norcraft in connection with the proposed Transaction and will receive a fee for such services contingent upon the consummation of the Transaction. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided, and currently provide, services to Norcraft and Parent unrelated to the proposed Transaction, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, having acted as lead left bookrunner in connection with Norcraft’s initial public offering in 2013 and serving as joint lead arranger with approximately $124.5 million credit extended in connection with Parent’s $1 billion revolving credit facility and term loan. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Norcraft and Parent for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Norcraft, Parent and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Norcraft in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares in the Tender Offer or how such stockholder should vote or act on any other matters relating to the proposed Transaction.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Norcraft Common Stock (other than the TRA Parties) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

ANNEX II

Section 262 of the Delaware General Corporation Law

APPRAISAL RIGHTS.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this

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section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation.

Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by

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§ 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive

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of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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